Exhibit D-5

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2021 on Form 18-K filed with the SEC on September 23, 2022, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2021, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2021.

GENERAL

In 2022, the Republic’s GDP increased by 5.6% compared to the previous year. The Republic’s GDP increased by 7.6% in the first quarter of 2022 compared with the first quarter of 2021. The Republic’s GDP increased by 7.8% in the second quarter of 2022 compared with the second quarter of 2021. The Republic’s GDP increased by 4% in the third quarter of 2022 compared with the third quarter of 2021. The Republic’s GDP increased by 3.5% in the fourth quarter of 2022 compared with the fourth quarter of 2021. See “— Economic Developments” for more information.

On August 18, 2022, Japan Credit Rating maintained Türkiye’s unsolicited long-term issuer and senior unsecured debt ratings as “BB”, but revised the outlook to “negative” from “stable”. On March 31, 2023, Standard & Poor’s affirmed its unsolicited long-term foreign and local currency sovereign credit ratings on Türkiye as “B”. At the same time Standard & Poor’s affirmed the unsolicited foreign and local currency short-term ratings at ‘B’. The outlook was revised to negative from stable. On July 8, 2022, Fitch lowered Türkiye’s credit rating to “B” from “B+” and maintained its outlook as “negative”. On November 18, 2022, Fitch affirmed Türkiye’s credit rating at B and its outlook as negative. On March 17, 2023, Fitch again affirmed Türkiye’s credit rating at B and its outlook as negative. On August 12, 2022, Moody’s downgraded Türkiye’s long-term foreign- and domestic-currency issuer and the foreign-currency senior unsecured ratings to B3 from B2 and changed the outlook to “stable” from “negative”. On November 25, 2022, the announced date for its second review of credit rating action in 2022 with respect to Türkiye, Moody’s did not update Türkiye’s credit ratings.

On November 13, 2022, an explosion in a crowded district of Istanbul resulted in the deaths of six people and in the wounding of 81 others. The Republic labelled the incident as a terrorist attack and stated that Kurdish separatist groups were responsible. In response, on November 20, 2022, Turkish armed forces launched Operation Claw-Sword, which involved airstrikes in northern Iraq and Syria.

On February 6, 2023, magnitude 7.7 and 7.6 earthquakes occurred in Kahramanmaraş province. They affected more than 13 million people across 11 provinces, including Adana, Adıyaman, Diyarbakır, Gaziantep, Hatay, Kilis, Malatya, Osmaniye, Şanlıurfa, and Elazığ. Several countries in the region, including Syria and Lebanon, also felt the strong tremors that struck Türkiye in the space of less than 10 hours. On February 20, 2023, an earthquake with a magnitude of 6.4 occurred at 8:04 p.m. local time in Defne district of Hatay, which was followed by 90 aftershocks, the largest of which was magnitude 5.8. The Disaster and Emergency Management Presidency stated that 50,096 people had been killed and 107,204 people injured by these earthquakes as of March 20, 2023. On February 7, 2023, Turkish President Recep Tayyip Erdoğan announced that the MOTF initially earmarked TL 100 billion in quake-relief spending.

COVID-19

General COVID-19 Measures Taken by the Ministry of Health

As of May 31, 2022, a total of 163,204,823 tests have been carried out across the country. As of April 2, 2023, COVID-19 PCR tests are carried out in 528 authorized diagnostic laboratories across the country and at certain airports, including Istanbul Airport and Istanbul – Sabiha Gökçen International Airport among others, and certain border gates in the country. From the outbreak of the pandemic through November 27, 2022, there have been slightly over 17 million infections and 101,492 COVID-19-related deaths in Türkiye.

Türkiye’s vaccination program comprises internationally and domestically produced vaccines, including the Sinovac vaccine produced in China; the Pfizer/BioNTech vaccine; the Sputnik V vaccine produced in Russia and, under license, in Türkiye; and the Turkovac vaccine, produced in Türkiye. As of April 3, 2023, 57,956,124 people across the country have received the first dose, 53,192,064 of whom received the second dose, and 28,234,888 of whom received the third dose. As of April 2, 2023, 85.70% of the adult population (over 18) had received at least two doses of the vaccine.

Domestic Social Developments

The Ministry of Family and Social Services and the Ministry of Labor and Social Security aim to provide social services that strengthen the individual and family within the framework of social values; implement measures to increase employment, and regulate and control working life with the aim of contributing to socio-economic development and maintaining the effectiveness of the social security system

To achieve this mission, The Ministry of Family and Social Services unveiled the 2019-2023 Strategic Plan with the following 6 main objectives:

•	Protection and strengthening of the individual, family and social structure

•	Improving the quality, increasing the quantity of equal opportunities

•	Strengthening shelter, care and rehabilitation services for women, children, the disabled and the elderly

•	Contributing to a more flexible and effective labor market

•	Creating a healthy, safe and secure working environment

•	Increasing institutional capacity and service quality

Through this policy, Türkiye sets action plans to further protect the most vulnerable groups of the society, protecting against all forms of abuse towards children as well as the elimination of gender-based inequality. The UN Convention on the Rights of the Child was signed by Türkiye in 1990 and the principle of “Zero Tolerance to Child Labor” continues to be carried out effectively.

Moreover, since 2007, Türkiye sets and implements National Action Plans, which contain the main policy priorities in the field of combating violence against women. The 4th National Action Plan (2021-2025), as the current roadmap, aims to prevent all types of violence against women with principle of zero tolerance to violence.

POLITICAL CONDITIONS

In June 2021, the chief public prosecutor of the Supreme Court of Appeal filed again an indictment seeking dissolution of the opposition party, HDP, which has since been the subject of various proceedings. Most recently, after the Constitutional Court handed the chief public prosecutor’s opinion to HDP on January 20, 2022, HDP demanded an additional four months to prepare its defense. On February 16, 2022, the Constitutional Court decided to grant HDP an additional 60 days for its defense. On April 19, 2022, HDP provided its defense to the Constitutional Court over the ongoing case. On September 12, 2022, the Constitutional Court accepted new evidence presented to the Court by the General Prosecution Office of the Supreme Court of Appeal. On September 20, 2022, the Constitutional Court decided to grant HDP an additional 30 days for its defense in response to HDP’s demand for additional time to prepare its defense. On November 25, 2022, HDP provided its additional defense to the Constitutional Court. On January 5, 2023, the Constitutional Court ruled to freeze state financing to HDP as a temporary measure on the grounds that money from HDP was transferred to a terrorist organization, upon an indictment by the chief public prosecutor of the Supreme Court of Appeal. On January 26, 2023, the Constitutional Court declined HDP’s request to delay judicial proceedings on the case until after presidential and parliamentary elections of 2023. On March 9, 2023, the Constitutional Court ruled to unfreeze state financing to HDP. On the same day, the Constitutional Court postponed hearing of HDP’s verbal defense to April 11, 2023, because of the recent earthquakes. On March 22, 2023, the Constitutional Court declined HDP’s request to delay its verbal defense until after presidential and parliamentary elections of 2023. Also on March 22, Mithat Sancar, co-leader of HDP, announced that HDP’s candidates for parliament will run under the Green Left Party.

Presidential and parliamentary elections are to be held every five years on the same date. The next presidential and parliamentary elections will be held on May 14, 2023.

On March 6, 2023, a coalition of six opposition parties announced the selection of Kemal Kılıçdaroğlu, the leader of the Republican People’s party (CHP), as its candidate.

On March 31, 2023, the Supreme Election Council announced that Kemal Kılıçdaroğlu, Muharrem İnce, Recep Tayyip Erdoğan and Sinan Oğan have been determined as the presidential candidates for the upcoming presidential election on May 14, 2023.

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of April 3, 2023:

Number of Seats
Justice and Development Party (AKP)	285
Republican People’s Party (CHP)	134
Peoples’ Democratic Party (HDP)	56
Nationalist Action Party (MHP)	48
İYİ Party	36
Homeland Party	2
Turkish Workers Party	4
Grand Unity Party	1
Democracy and Progress Party	1
Democratic Party	2
Victory Party	1
Democratic Regions Party	1
Felicity Party	1
Novelty Party	1
Independent	4

Total	577

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

The EU

European Commission’s 2022 Report

On October 12, 2022, the European Commission published its 2022 country report on Türkiye (the “2022 EC Report”). While the 2022 EC Report indicated Türkiye’s limited progress and backsliding on a number of issues, it nevertheless reaffirmed that Türkiye remains a key partner of the EU. The 2022 EC Report noted once again that Türkiye continued to make significant efforts to host and meet the needs of one of the largest refugee communities in the world. The 2022 EC Report highlighted that the internal market cluster is key to the good functioning of the EU-Türkiye Customs Union and to integrating Türkiye into the EU’s single market, and said that Türkiye has achieved a good level of preparation for the free movement of goods. The 2022 EC Report stated that the situation in the south-east remained worrisome. In the 2022 EC Report, the European Council also reaffirmed its readiness to engage with Türkiye in a phased, proportionate and reversible manner in a number of areas of common interest, subject to Türkiye meeting the established conditions set out in previous European Council conclusions, and stated that the de-escalation in the Eastern Mediterranean is sustained.

On March 1, 2023, Janez Lenarčič, European Commissioner for Crisis Management, attended a session of the European Parliament Committee on Development in Brussels on the humanitarian situation after earthquakes that hit Türkiye and Syria and stated that the solidarity the EU showed after such earthquakes struck Türkiye could open a new page in EU-Türkiye relations.

On March 29, 2023, Türkiye’s President Recep Tayyip Erdoğan and Hungarian President Katalin Novak held a joint press conference in Ankara. Türkiye’s President Recep Tayyip Erdoğan stated that Türkiye was ready to assist in delivery of natural gas to Hungary and that Türkiye expected Hungary to maintain support for progress on a positive agenda with respect to Türkiye-EU ties.

United States

On January 4, 2022, the United States Court of Appeals for the Second Circuit put the federal government’s prosecution of Türkiye Halk Bankası A.Ş. on hold while the bank appeals to the U.S. Supreme Court. The prosecution relates to a six-count indictment for fraud, money laundering, and sanctions offenses in connection with the bank’s alleged participation in a scheme to evade unilateral U.S. sanctions on Iran. On October 3, 2022, the U.S. Supreme Court agreed to hear Turkish state-owned lender Halkbank’s bid to avoid criminal charges of money laundering, bank fraud and conspiracy for allegedly helping Iran evade economic sanctions. On January 17, 2023, the United States Supreme Court heard oral arguments on this matter.

On June 29, 2022, Turkish President Recep Tayyip Erdoğan and U.S. President Joe Biden met on the sidelines of the NATO summit in Madrid. The two leaders discussed Sweden and Finland’s NATO membership bids, the Ukraine war, as well as the situation in the Aegean and Syria.

On July 14, 2022, the U.S. House of Representatives approved an amendment to the annual defense spending bill that restricts the sale of F-16 fighter jets and modernization kits to Türkiye. Discussions between the United States and the Republic are ongoing regarding this matter.

On October 31, 2021, Turkish President Recep Tayyip Erdoğan and his U.S. counterpart Joe Biden met in Rome and agreed to establish a strategic mechanism that promotes high-level dialogue and addresses issues on which Türkiye and the U.S. do not fully agree, along with issues they are working on. On April 4, 2022, during the visit of U.S. Under Secretary of State for Political Affairs Victoria Nuland to Ankara, the Türkiye-U.S. Strategic Mechanism was launched. On September 15, 2022, Türkiye and the U.S. held the third meeting of the Türkiye-U.S. Strategic Mechanism Dialogue in Washington, and released a Joint Statement. According to the statement, building on their steadfast partnership and previous discussions under the framework of the U.S.-Türkiye Strategic Mechanism, the two countries reaffirmed their strong cooperation as partners and NATO allies and engaged in substantive dialogue on strategic global and regional issues and areas of bilateral cooperation.

On September 16, 2022, the U.S. lifted defense trade restrictions on the Greek Cypriot Administration for the 2023 fiscal year. On September 17, 2022, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release in which it stated that Türkiye strongly condemned this expansion of the scope of the decision taken by the U.S. in September 2020 to lift the arms embargo towards the Greek Cypriot Administration and called on the U.S. to reconsider this decision and to pursue a balanced policy towards the two sides on the island.

On January 18, 2023, Türkiye’s Minister of Foreign Affairs Mevlüt Çavuşoğlu and U.S. Secretary of State Antony J. Blinken held a press conference on the Türkiye – U.S. Strategic Mechanism in Washington. Mevlüt Çavuşoğlu stated that Türkiye’s request for F-16 fighter jets and Sweden and Finland’s NATO bids were different issues and should not have been related to each other.

On February 20, 2023, President Recep Tayyip Erdogan met with U.S. Secretary of State Antony J. Blinken in Ankara to discuss the United States’ commitment to provide assistance in the wake of the February 2023 earthquakes in Türkiye, as well as matters relating to the ongoing hostilities in Ukraine and Finland and Sweden’s NATO membership applications.

On March 20, 2023, the U.S. Department of State released its 2022 Country Reports on Human Rights Practices, including a report on Türkiye, which identified what the U.S. Department of State regards are deficiencies in Türkiye’s human rights record. On March 24, 2023, Türkiye’s Ministry of Foreign Affairs condemned the U.S. Department of State’s human rights report on Türkiye.

NATO

As regards Finland and Sweden’s NATO membership applications, President Erdoğan drew attention to the ongoing activities of the members of the PKK/YPG and DHKP-C terrorist organizations in these countries, and in his speech delivered at the Turkish Grand National Assembly on May 23, 2022, he said that “we are one of the top countries that actively support the Alliance’s activities. Yet, this doesn’t mean that we will say ‘yes’ to every proposal brought before us. NATO’s enlargement is meaningful to us only to the extent that our sensitivities are respected. Asking us for support for NATO membership while providing every kind of support to the PKK/YPG terrorist organization amounts to incoherence to say the least.”

On June 28, 2022, Türkiye, Sweden and Finland signed a trilateral memorandum at the NATO Madrid Summit to address Türkiye’s security concerns, paving the way for Finland and Sweden’s NATO membership bids. Türkiye lifted its veto on Finland and Sweden’s NATO membership applications following the memorandum. The first meeting of the Permanent Joint Mechanism established within the framework of the trilateral memorandum was held in Finland on August 26, 2022. During the meeting, the working principles of the Permanent Joint Mechanism were outlined, the developments about the fulfilment of the commitments recorded in the trilateral memorandum were reviewed, and the concrete steps that should be taken in the period ahead were discussed.

On November 16, 2022, the Swedish Parliament passed the constitutional amendment making it possible to pass stricter anti-terrorism laws. The amendment came into force on January 1, 2023.

After the attacks targeting the Holy Quran in Sweden on January 21, 2023 and then repeated in Netherlands on January 24, 2023 and in Denmark on January 27, 2023, Türkiye’s Ministry of Foreign Affairs separately condemned in the strongest terms these actions. On January 23, 2023, Turkish President Recep Tayyip Erdoğan stated that Sweden would not get any support for its admission to NATO from Türkiye, if they would not show respect to the religious beliefs of Türkiye. On February 16, 2023, Türkiye’s Minister of Foreign Affairs Mevlüt Çavuşoğlu in a joint press conference with NATO Secretary General Jens Stoltenberg stated that the two countries should address Türkiye’s concerns relating to their bids not only on paper but in actions as well.

On March 30, 2023, Türkiye’s Parliament approved Finland’s bid to join NATO. Finland became a NATO member state on April 4, 2023.

Russia

On February 21, 2022, Russian President Vladimir Putin officially recognized Ukraine’s breakaway Donetsk and Luhansk regions as independent states and signed related agreements with separatist leaders in the Kremlin. On February 22, 2022, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release in which it stated that the Russian Federation’s decision was unacceptable and Türkiye rejected it. In this press release, Türkiye also indicated that in addition to contradicting the Minsk Agreements, this decision constituted a clear violation of Ukraine’s political unity, sovereignty and territorial integrity.

On February 24, 2022, Russian President Vladimir Putin announced a special military operation in eastern Ukraine’s Donbas region. Following this announcement, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release and said that this operation was unacceptable and Türkiye opposed it. Türkiye also called on the Russian Federation to immediately stop this unjust and unlawful act, and its support for the political unity, sovereignty and territorial integrity of Ukraine will continue.

Due to the war in Ukraine, Türkiye’s flag carrier Turkish Airlines cancelled all Ukraine and Moldova flights as of February 24, 2022. On March 7, 2022, suspension of Ukraine and Moldova flights was extended until March 22, 2022. On March 15, 2022, suspension of Ukraine and Moldova flights was extended until April 10, 2022. On the same day, Turkish Airlines announced that all Belarus flights had been cancelled until March 31, 2022, and all Rostov and Sochi flights had been cancelled until April 10, 2022. On September 26, 2022, Turkish Airlines announced that the cancellation of Ukraine flights has been extended until December 31, 2022.

Following the start of Moscow’s military intervention, Ukraine asked Türkiye to close the Çanakkale (Dardanelles) and Istanbul (Bosphorus) Straits to Russian ships. On February 27, 2022, Türkiye’s Foreign Minister Mevlüt Çavuşoğlu said Türkiye would implement all provisions of the Montreux Convention in a transparent manner as the situation in Ukraine constitutes a “war”, as defined thereunder.

On February 28, 2022, Turkish President Recep Tayyip Erdoğan said that Türkiye would use its authority over the Turkish Straits under the 1936 Montreux Convention to prevent the Russia-Ukraine crisis from further escalating. He also added that Türkiye had strictly fulfilled its responsibilities within the framework of the institutions and alliances with which it is involved, especially the UN, NATO, and the EU.

On March 7, 2022, Türkiye’s Foreign Minister Mevlüt Çavuşoğlu announced that a tripartite meeting with Ukraine and Russia to be held at the Antalya Diplomacy Forum on March 10, 2022. He underlined that Türkiye had been engaged in intense diplomatic efforts to bring the Ukrainian and Russian parties together since the beginning of the war, and that since the war began he had spoken with Ukraine’s Foreign Minister Dmytro Kuleba six times and with the Russian Federation’s Foreign Minister Sergey Lavrov four times, and that Turkish President Recep Tayyip Erdoğan had held a total of 19 phone calls with his counterparts.

On March 10, 2022, Türkiye’s Foreign Minister Mevlüt Çavuşoğlu met with his Russian and Ukrainian counterparts in Antalya to mediate between the warring countries. After the meeting, Ukraine’s Foreign Minister said that talks between the top diplomats of Russia and Ukraine produced no breakthrough on ending the war in Ukraine following Russia’s invasion. Both parties, however, agreed to continue efforts to seek a solution to the humanitarian situation on the ground.

As of March 15, 2022, Türkiye had evacuated over 15,000 citizens from Ukraine since Russia began the war on Ukraine.

On July 22, 2022, Türkiye, the UN, Russia, and Ukraine signed the Black Sea Grain Initiative in Istanbul to resume Ukraine’s Black Sea grain exports. The deal came after a general agreement was reached between the parties on an UN-led plan during talks in Istanbul on July 13, 2022, to form a coordination center to carry out joint inspections at the entrance and exit of the harbors, and to ensure the safety of the routes. On October 29, 2022, Russia announced that it withdrew from the grain corridor agreement following a drone attack on Russian warships in the port of Sevastopol. On November 2, 2022, Russia re-joined the agreement, reserving its right to withdraw. However, Russian President Vladimir Putin said that Russia would not impede shipments of grain from Ukraine to Türkiye in the event that it withdraws from the agreement again.

On August 5, 2022, Turkish President Recep Tayyip Erdoğan and Russian President Vladimir Putin held a 4-hour meeting in Sochi to discuss bilateral ties, regional and international issues. In a joint statement after the wide-ranging meeting, the two leaders confirmed that the constructive relations between Ankara and Moscow played a role in reaching last month’s historic deal on the safe transportation of grain and food products from Ukrainian ports.

On September 30, 2022, Russia announced the annexation of the Ukrainian regions of Donetsk, Luhansk, Zaporizhzhia and Kherson, following purported referenda in those regions. On the same date, the Ministry of Foreign Affairs of Republic of Türkiye issued a press release in which it rejected the legitimacy of the annexations, called them a “grave violation of international law” and called for continued negotiations to end the conflict.

On November 17, 2022, Turkish President Recep Tayyip Erdoğan stated that the Black Sea Grain Initiative had been extended for 120 days beginning November 19, 2022, in accordance with the resolution taken as a result of the quadrilateral talks hosted by Türkiye. Many countries and international bodies, including the United Nations and the European Union, praised Ankara for its commitment to extending the Black Sea Grain Initiative in line with the decision taken between Türkiye, the United Nations, the Russian Federation and Ukraine. On March 18, 2023, the Black Sea Grain Initiative was extended by at least 60 days, until mid-May 2023.

Iraq & Syria

Turkish armed forces continue to carry out their military activities against terrorist organizations as needed in order to ensure the security of the Turkish people and the country’s borders. Operation Claw-Lock was launched on April 18, 2022 in order to prevent terrorist attacks from northern Iraq and to ensure border security. The most recent operation by the Turkish armed forces, Operation Claw-Sword, was launched on November 20, 2022, in part as a response to the recent terrorist attack in Istanbul, in order to prevent terrorist attacks from northern Iraq and Syria and to ensure border security.

According to the joint resolution by the MOTF and Ministry of Interior, numbered 2022/4 and published in the Official Gazette dated December 1, 2022, the assets of several individuals and entities linked to the DAESH terrorist organization were frozen.

On December 28, 2022, Turkish National Defense Minister Hulusi Akar met with his Russian and Syrian counterparts in Moscow. Minister Akar said that the ministers discussed what could be done to improve the situation in Syria and the region as soon as possible, while ensuring peace, tranquility and stability. Minister Akar also added that during the meeting Türkiye emphasized that it respected the territorial integrity and sovereignty rights of all its neighbors, especially Syria and Iraq, and that its sole aim was the fight against terrorism, to neutralize PKK/YPG and DAESH terrorists which were a threat to Syria as well and there was no other purpose.

After Iraqi Prime Minister Mohammed Shia Al-Sudani’s official visit to Türkiye on March 21, 2023, Al-Sudani stated that new strategic projects with Türkiye which would strengthen bilateral relations would be launched soon.

Türkiye’s Minister of Foreign Affairs, Mevlüt Çavuşoğlu stated that a meeting on Syria at the level of deputy foreign ministers between Türkiye, Russia, Iran and Syria would be held in Moscow on April 3-4, 2023.

Israel

On March 9-10, 2022, Israeli President Isaac Herzog visited Türkiye upon the invitation of Turkish President Recep Tayyip Erdoğan. President Erdoğan said that the historic visit of Israeli President Isaac Herzog would be a “new turning point” in relations and strengthening the ties with Israel was of great importance for regional stability and peace as well as for the two countries.

On May 25, 2022, Turkish Foreign Minister Mevlüt Çavuşoğlu visited Israel, the first visit by a Turkish foreign minister to Israel in nearly 15 years. Mevlüt Çavuşoğlu told that two countries agreed to reenergize the bilateral relations in many areas, resume meetings of different mechanisms as well as to resume talks on civil aviation in a joint news conference with his Israeli counterpart Yair Lapid.

On June 23, 2022, Israeli Foreign Minister Yair Lapid visited Türkiye. Turkish Foreign Minister Mevlüt Çavuşoğlu announced at the joint news conference that Türkiye and Israel have begun efforts to raise the diplomatic representation at relevant countries to the level of ambassadors.

On August 17, 2022, Turkish Foreign Minister Mevlüt Çavuşoğlu announced that Türkiye had decided to appoint an ambassador to Israel, to Tel Aviv. On October 6, 2022, amid the normalization of ties between Türkiye and Israel, Şakir Özkan Torunlar was appointed as the new Turkish ambassador to Tel Aviv. On November 17, 2022, Turkish President Recep Tayyip Erdoğan spoke by phone with Likud Party Chairman and Prime Minister-elect of Israel, Benjamin Netanyahu. During the call, President Erdoğan expressed his wish that the election results in Israel may be auspicious for the country and the region. President Erdoğan also stated that it was in the shared interest of Türkiye and Israel to maintain relations by respecting sensitivities on the basis of mutual interests, and to strengthen them on a sustainable basis. On December 27, 2022, Turkish President Recep Tayyip Erdogan received the credentials of Israeli Ambassador Irit Lillian.

Eastern Mediterranean

Exploratory talks to address issues related to the Aegean and Eastern Mediterranean between Türkiye and Greece continue, most recently in Athens on February 22, 2022. The consultative talks were focused on resolving bilateral disputes in the Aegean and Mediterranean seas, including achieving fair and equitable settlements to issues in the Aegean that began in 2002.

On June 1, 2022, Turkish Treasury and Finance Minister Nureddin Nebati visited Cairo to attend a meeting of the Islamic Development Bank. The trip marked Türkiye’s first ministerial-level visit to Egypt in nine years.

On September 26, 2022, Türkiye lodged a protest with the U.S. and Greece after the deployment of armored vehicles by Greece on the islands of Midilli (Lesvos) and Sisam (Samos) with non-military status. In the note to Greece, the Ministry of Foreign Affairs of Republic of Türkiye stated that the deployment was another violation of Greece’s obligations under the 1923 Treaty of Lausanne and the 1947 Treaty of Paris. On the other hand, in a protest note to the U.S., Türkiye urged respect for the status of Eastern Aegean islands and measures to be taken to prevent the use of its weapons there.

On December 13, 2022, in a letter to the UN, Türkiye and Libya rejected Greek criticisms of their agreements on the delimitation of hydrocarbon and maritime jurisdiction areas, and urged Greece to respect the sovereign decisions of the two countries and end escalatory actions.

On February 27, 2023, Türkiye’s Minister of Foreign Affairs, Mevlüt Çavuşoğlu, and Egyptian Foreign Minister Sameh Shoukry met in Türkiye and held a joint press conference. After the meeting, the Egyptian Foreign Ministry spokesperson stated that a consultation process would be launched with Türkiye to restore relations between the two countries.

On March 20, 2023, Türkiye’s Minister of Foreign Affairs, Mevlüt Çavuşoğlu and Greek Minister of Foreign Affairs, Nikos Dendias met in Brussels and agreed that Türkiye would support Greece’s campaign for a non-permanent seat on the UN Security Council in 2025-2026 and Greece would support Türkiye’s candidacy for secretary general of the International Maritime Organization (IMO).

On April 1, 2023, Türkiye’s Vice President, Fuat Oktay, stated that Türkiye would continue its efforts to secure international recognition for the Turkish Republic of Northern Cyprus. On April 2, 2023, Türkiye’s Ministry of Foreign Affairs condemned the deal between the National Guard of the State of New Jersey and the Ministry of Defense of the Greek Cypriot Administration, which expands the action taken by the United States in September 2020 to lift its arms embargo on Cyprus, and said that doing so is encouraging the Greek Cypriot side’s armament.

Kazakhstan

President of Kazakhstan Kassym-Jomart Tokayev paid an official visit to Türkiye on May 10, 2022 to meet with his counterpart Turkish President Recep Tayyip Erdoğan. During the visit, a total of 15 agreements were signed between the two countries in the fields of transportation, defense industry, military intelligence, information technologies, culture, agriculture, transportation, trade, customs, environment, education, youth, communication and archives.

Algeria

President of Algeria Abdelmadjid Tebboune paid an official visit to Türkiye on May 16, 2022 to meet with his counterpart Turkish President Recep Tayyip Erdoğan. During the visit, a total of 15 agreements were signed between the two countries in the fields of social services, environment, mining, combating transnational organized crime, education and training, science, technology and innovation, fisheries and aquaculture, public works, media and communication. On December 5, 2022, Turkish Foreign Minister Mevlüt Çavuşoğlu announced that Türkiye would open a consulate general in Algeria’s northwestern city of Oran.

Saudi Arabia

Turkish President Recep Tayyip Erdoğan paid an official visit to the Saudi Arabia on April 28, 2022, upon the invitation of King Salman bin Abdulaziz Al Saud of Saudi Arabia.

On June 22, 2022, Turkish President Recep Tayyip Erdoğan welcomed Saudi Crown Prince Mohammed bin Salman with an official ceremony in Ankara. The leaders emphasized the countries’ determination to start a new era of comprehensive cooperation in many areas in their joint declaration.

On March 6, 2023, a deposit agreement was signed between the Kingdom of Saudi Arabia and Türkiye. Under the agreement, the Kingdom of Saudi Arabia will deposit U.S.$5 billion in the CBRT through the Saudi Fund for Development.

Qatar

Qatar Emir Sheikh Tamim paid an official visit to Türkiye on October 14, 2022 to meet Turkish President Recep Tayyip Erdoğan. The two leaders co-chaired the Türkiye-Qatar Supreme Strategic Committee’s 8th Meeting, which was followed by the signing of a Joint Declaration and 11 agreements between the two countries.

Cuba

Cuban President Miguel Mario Diaz-Canel Bermudez paid an official visit to Türkiye on November 23, 2022, to meet Turkish President Recep Tayyip Erdoğan. While a total of six agreements were signed between the two countries during the visit, President Erdoğan stated that the leaders had confirmed their determination to increase the Türkiye-Cuba trade volume to U.S.$200 million.

Indonesia

On November 14, 2022, Turkish President Recep Tayyip Erdoğan, who was in Bali for the 17th G20 Heads of State and Government Summit, met with President Joko Widodo of Indonesia. Prior to the G20 Summit, Türkiye and Indonesia signed five agreements in the fields of defense industry, technology, forestry, environment, and development.

Kahramanmaraş Earthquakes

On February 6, 2023, magnitude 7.7 and 7.6 earthquakes occurred in Kahramanmaraş province, which affected more than 13 million people across 11 provinces. After the earthquakes, NATO Secretary General Jens Stoltenberg, OSCE Secretary General Helga Schmid, EU Commissioner for Neighbourhood and Enlargement Negotiations Olivér Várhelyi, the Minister for International Development Cooperation and Foreign Trade of Sweden, on Behalf of the Swedish Presidency of the EU Council Johan Forssell, the Secretary General of the Organization of Islamic Cooperation Hissein Brahim Taha, Malaysian Prime Minister Anwar Ibrahim, Iraqi Kurdish Regional Government President Nechirvan Barzani, Qatari Emir Sheikh Tamim, Pakistani Prime Minister Shehbaz Sharif, Georgian Prime Minister Irakli Garibashvili, UN Under-Secretary-General for Humanitarian Affairs and Emergency Relief Coordinator Martin Griffiths, Ministers of Foreign Affairs from many countries, including Greece, Equatorial Guinea, Libya, Israel, Bosnia and Herzegovina, Armenia, Uzbekistan, USA, North Macedonia, Lebanon, Hungary, Egypt, Congolese State Minister & Director of Presidential Cabinet and the Jordanian Deputy Prime Minister and Minister of Foreign Affairs came to Türkiye to show their solidarity and support for the people affected by the earthquakes.

On February 11, 2023, the Türkiye-Armenia border reopened for the first time in 35 years to carry humanitarian aid to people affected by earthquakes.

On March 2, 2023, the UN Resident Coordinator in Türkiye Alvaro Rodriguez visited the tent city established in a stadium in the southern Hatay province and stated that the UN would continue to support Türkiye following the earthquakes.

As of February 16, 2023, 101 countries have offered assistance for search, rescue and aid in the earthquake regions and 66 countries with 5654 personnel are present on the ground. Also, two are expected to send their search and rescue teams of 455 personnel.

As of March 7, 2023, 16 countries installed 34 field hospitals in the cities affected by the earthquakes. Additionally, 179,655 tents, 2,076 temporary housing containers and 2,075 mobile hygiene units were delivered by various countries for the use of people in the impacted cities.

On March 20, 2023, an event named the International Donors’ Conference was convened in Brussels by the European Commission and the Swedish government that assumed the rotating presidency of the Council of the European Union to show international solidarity after the earthquakes affecting Türkiye and Syria. Many countries and international organizations attended the event and gave their support. The European Commission pledged €1 billion for reconstruction efforts in regions hit by the massive earthquakes in Türkiye. Türkiye’s President Recep Tayyip Erdoğan virtually addressed the opening session of the event and stated that Türkiye would never forget international solidarity shown after the earthquakes.

On March 29-31, 2023, Hungarian President Katalin Novak paid official visits to Türkiye and also visited the earthquake region to express sympathy.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of September 15, 2022, Türkiye had granted temporary protection to 3,656,157 Syrians. 48,016 of those are residing in temporary accommodation centers. As of December 2021, there were 1.26 million school-age (between 5 and 17 years old) Syrian children in Türkiye and 731,713 of them can attend school. The number of polyclinic services provided to Syrians since 2011 has reached over 66 million, while those receiving in-patient treatment exceeded 2.3 million. Almost 2 million surgeries were conducted on Syrians and over 526,000 Syrian babies were born in Türkiye.

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. A comprehensive social assistance and social service policy has been implemented for Syrian refugees. In order to increase their economic and social resilience and skills, Syrians under temporary protection were included in the scope of completed and ongoing social projects such as Job Creation and Entrepreneurship Opportunities for Communities and Improvement of Labor Market Integration. As of March 30, 2023, Türkiye had granted temporary protection to 3,435,298 Syrians.

Environment

The Turkish parliament ratified the Paris Agreement on October 6, 2021, and the Paris Agreement entered into force on November 10, 2021. Türkiye, which had previously committed to reducing its emissions by 21% by 2030 (relative to the expected business as usual scenario in 2030), adopted the target of achieving net zero emissions by 2053. In August 2021, Türkiye released a detailed plan to adapt to the European Green Deal standards, which includes 32 objectives and 81 actions in 9 categories. Türkiye’s Medium-Term Program for 2022-2024, co-developed by the MOTF and the Presidency of Strategy and Budget, includes a section on “Green Transition” which emphasizes the implementation of targets and actions included in Türkiye’s Green Deal Action Plan.

Key initiatives under the Green Deal Action Plan include specified actions focusing on nine key initiatives: Border Carbon Regulations; A Green and Circular Economy; Green Financing; Clean, Economic and Secure Energy Supply; Sustainable Agriculture; Sustainable Smart Transportation; Combating Climate Change; Diplomacy; and Information and Awareness Activities.

To support Türkiye’s climate action, a Memorandum of Understanding was signed between Türkiye, the World Bank, France, Germany, the UN, International Finance Corporation and the European Bank for Reconstruction and Development, which provides a framework for the World Bank and other signatories to provide technical assistance and additional development financing of U.S.$3.2 billion and to help mobilize private finance for projects supporting Türkiye’s enhanced nationally determined contributions and long-term strategy towards achieving carbon neutrality.

In November 2022, Türkiye announced the update of Türkiye’s National Contribution Statement during the 27th Conference of the Parties to the United Nations Framework Convention on Climate Change, increasing its emissions reduction target to 41%.

On January 19, 2023, Türkiye published its National Energy Plan for the period until 2035, laying out steps toward reaching the target of net zero greenhouse gas emissions, including plans to boost solar power capacity by five times and to triple the total size of wind power plants.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 7,249 billion in 2021. In the first quarter of 2022, nominal GDP was TL 2,512 billion. In the second quarter of 2022, nominal GDP was TL 3,428 billion. In the third quarter of 2022, nominal GDP was TL 4,266 billion. In the fourth quarter of 2022, nominal GDP was TL 4,801 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of February 28, 2023 for the periods indicated:

GDP by Type of Economic Activity* (in %)		2022 Q1	2022 Q2	2022 Q3	2022 Q4
1.	A- Agriculture, forestry and fishing	2.3	4.5	11.1	6.0
2.	BCDE- Industry	29.2	28.8	25.2	26.4
3.	F- Construction	4.4	5.4	4.5	4.9
4.	GHI- Services	25.2	26.9	26.2	27.1
5.	J- Information and communication	2.3	2.2	2.1	2.8
6.	K- Financial and insurance activities	3.6	3.8	3.3	2.9
7.	L- Real estate activities	4.2	3.4	3.1	3.2
8.	MN- Professional, administrative and support service activities	4.2	4.4	4.3	5.0
9.	OPQ- Public administration, education, human health and social work activities	11.1	8.5	8.7	9.1
10.	RST- Other service activities	2.4	1.6	1.5	2.3
11.	Sectoral total	88.8	89.3	90.0	89.7
12.	Taxes-Subsidies	11.2	10.7	10.0	10.3
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4
	(in %)
2021	7.5	22.2	7.9	9.6
2022	7.6	7.8	4.0	3.5

Source: TURKSTAT

In March 2023, CPI increased to 2.29% and domestic PPI increased to 0.44% compared to the previous month. In March 2023, the Republic’s annual CPI and domestic PPI increased by 50.51% and 62.45%, respectively, as compared to the same month of the previous year.

On March 22, 2023, the Government offered an interest rate of 12.44% for its 623-day TL denominated fixed coupon Government Bond, compared to 25.36% for its 560-day TL denominated fixed coupon Government Bond on March 9, 2022.

On March 22, 2023, the Government offered an interest rate of 11.53% for its 1792-day TL denominated fixed coupon bond issuance compared to 27.52% for its 1624-day TL denominated fixed coupon Government Bond on March 23, 2022.

The industrial production index increased by 4.5% in January 2023 compared to the same month of the previous year.

In 2022, the unemployment rate decreased by 1.6 percentage points to 10.4%, as compared to the previous year.

In January 2023, the seasonally adjusted unemployment rate decreased by 0.5 percentage points to 9.7% as compared to the previous month. The seasonally adjusted employment rate increased by 0.5 percentage points to 48.9% compared to the previous month and the number of employed people increased by 354,000 to 31.837 million. The following table indicates non-seasonally adjusted unemployment figures for the periods indicated:

2022	Unemployment rate (in %)	Number of unemployed (In Thousands)
January	11.2	3,773
February	10.7	3,594
March	11.0	3,707
April	11.0	3,750
May	10.7	3,685
June	10.4	3,564
July	10.1	3,454
August	9.8	3,358
September	10.1	3,477
October	10.2	3,534
November	10.2	3,576
December	10.3	3,633
2023
January	9.7	3,424

Source: TURKSTAT

On February 1, 2022, the CBRT published the “Communique on Deposit and Participation Accounts Scheme for non-Resident Turkish Citizens (YUVAM)” numbered 2022/7 for the purpose of extending the application area of the new deposit protection scheme to Turkish citizens resident in foreign countries, and amended the same on February 18, 2022 with the Communique No. 2022/8, which extends the scope of accounts to companies owned or partnered by non-residents. On March 7, 2022, “Communique on Supporting the Conversion to Turkish Lira Depository and Participation Accounts” and “Communique on Supporting the Conversion of Gold Deposits to Turkish Lira Depository and Participation Accounts” were amended respectively with the Communiques No. 2022/9 and 2022/10 for the purpose of allowing individuals and legal entities to renew their accounts at maturity. For additional information on the Communiques, see “ — Monetary Policy.”

On January 20, 2022, the Turkish Parliament approved the new legislation on Amending the Tax Procedure Law and Corporate Tax Law. The relevant “Law on Amending Tax Procedural Law and Corporation Tax Law” numbered 7352 was published in the Official Gazette dated January 29, 2022, amended on February 11, 2022 with the Communique No. 2022/19. The legislation brings a corporation tax exemption on the gains earned by converting the foreign exchanges to Turkish Lira under the determined provisions. If corporation taxpayers convert their foreign currencies, which are available on their balance sheet on December 31, 2021, into a TL time deposit or participation account with at least three months maturity until the specified date, the income derived from such transactions will be exempt from tax under the determined provisions of the legislation. Later, “Law on Amending Income Tax Law and Certain Laws and Decrees Having the Force of Law” numbered 7420 was published in the Official Gazette dated November 9, 2022 (“Law No. 7420”) enabled the corporation taxpayers to benefit from the aforementioned exemption if they make such conversion until December 31, 2023. The legislation also brings the postponement of the inflation accounting until December 2023 under the determined provisions.

On January 31, 2022, President Recep Tayyip Erdoğan announced a plan to establish a new loan guarantee package under the Credit Guarantee Fund scheme worth TL 60 billion. According to this announcement, this new credit package will have three main sub-packages: (i) card payment support to all companies of all sizes for their operating expenditures, (ii) investment support to the companies working for the production of higher value-added products, and (iii) export support to the SMEs that engage with the activities generating foreign exchange earnings and have the potential to make exports. On February 12, 2022, the Minister of Treasury and Finance, Nureddin Nebati, announced the details of the new guarantee scheme. According to this announcement, of the new guarantee scheme worth TL 60 billion in total, TL 25 billion will be strictly channeled towards investment supports, TL 25 billion towards export supports and TL 10 billion towards card payment supports.

On May 9, 2022, President Recep Tayyip Erdoğan announced three new housing finance support packages. In the first support package, citizens who will buy a house for the first time will be provided by a housing loan with a maturity of up to 10 years and an interest rate of 0.99% for houses worth up to 2 million Turkish Liras. In the second support package, on the condition that citizens convert their savings in foreign currency accounts opened before April 1, 2022, into Turkish liras, or sell physical gold to CBRT for at least half of the value of the house, a housing loan with a maturity of 10 years and an interest rate of 0.89% will be provided for houses worth up to 2 million Turkish Liras. In the last loan package, a resource of 20 billion Turkish lira was allocated for the construction projects of which at least 40% have been completed and 50% have not been sold as of May, provided that eligible companies will not change the house prices for a year.

On September 13, 2022, President Recep Tayyip Erdoğan announced a social housing project which aims to help low-income citizens own houses and tackle problems regarding property prices and rents. The target is to build 500,000 social housing, and 50,000 workplaces, also provide 250,000 residential land plots, in 81 provinces in five years covering 2023-2028.

On September 4, 2022, the Government announced the Medium Term Program covering the 2023-2025 period (the “2023-2025 Medium Term Program”). In the 2023-2025 Medium Term Program, the GDP growth target is 5% for 2022 and 2023, 5.5% for 2024 and 2025. According to the Medium Term Program, the Central Government budget deficit to GDP ratio target is 3.4% for 2022, 3.5% for 2023, 2.5% for 2024 and 1.5% for 2025. The EU-defined general government debt stock to GDP ratio, which is expected to be 36.7% in 2022, is projected to be 35.2% in 2023, 33.6% in 2024 and 32.1% in 2025. The current account deficit to GDP ratio target is 5.9 % for 2022, 2.5% for 2023, 1.4% for 2024 and 0.9% for 2025. The CPI inflation target is 65% by the end of 2022, 24.9% by the end of 2023, 13.8% by the end of 2024 and 9.9% by the end of 2025. The unemployment target is 10.8% for 2022, 10.4% for 2023, 9.9% for 2024, and 9.6% for 2025.

On December 22, 2022, Türkiye announced that Türkiye’s monthly minimum wage will be 8,506.80 Turkish lira in 2023, which is a 55% increase from the level determined in July 2022 and a 100% increase from January 2022. President Recep Tayyip Erdoğan announced that the minimum wage may be increased against in 2023 if necessary.

On January 4, 2023, President Recep Tayyip Erdogan announced that the minimum pension for retired citizens in Türkiye would be raised to TL 5,500 in 2023, up from TL 3,500. President Recep Tayyip Erdogan also announced that wages for active and retired civil servants would be raised by 30% in 2023.

Also on January 4, 2023 the Ministry of Treasury and Finance announced a new housing finance program called “My New Home”, which aims to help middle-income citizens own houses. Under the program, eligible citizens will be able to apply for loans with maximum 15 years maturity and with interest rates of 0.69% up to TL 2 million, 0.79% between TL 2 million and TL 4 million and 0.99% between TL 4 million and TL 5 million. The program offers finance ministry support for payments for the first three years of the loans, and payment plans will be structured in accordance with household income through the loan maturity.

On March 1, 2023, President Recep Tayyip Erdogan announced that the Disaster Reconstruction Fund will be established to help the 11 provinces most directly effected by the earthquakes recover quickly. The Disaster Reconstruction Fund will cover the infrastructure and superstructure costs in the disaster area. Donations, aids and grants collected in the fund will be used for the revival of the cities impacted by the recent earthquakes.

On March 21, 2023, Law No. 7441 on the Disaster Reconstruction Fund was published in the Official Gazette numbered 32139, which provides for the establishment of the Disaster Reconstruction Fund for areas affected by natural disasters, including the recent earthquakes in the country. The Disaster Reconstruction Fund was established in order to provide, manage and transfer the necessary resources to the relevant public institutions and organizations for reconstruction, infrastructure and pavement works in areas declared as disaster zones.

On March 22, 2023, President Recep Tayyip Erdogan announced that the minimum pension for retired citizens in Türkiye would be raised to TL 7,500 from TL 5,500.

TOURISM

In February 2023, the number of foreign visitors visiting the Republic increased by 21.35% to 1,870,414 people as compared to the same month in 2022. Tourism revenues increased by 53.4% and reached U.S.$46,284,907,000 in 2022 compared to 2021.

EMPLOYMENT AND WAGES

In 2022, total civilian employment was 30.752 million and the labor force participation rate was at 53.1%, which represented a 1.7 percentage point increase compared to the previous year. In January 2023, seasonally adjusted total civilian employment was 31.837 million and the seasonally adjusted labor force participation rate was at 54.1%, which represented a 0.2 percentage point increase compared to the previous month.

As of February 2023, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 125.29 billion. As of February 2023, 85.3% of the Unemployment Insurance Fund was invested in bonds and 14.7% of the assets were held in deposits.

As of November 2022, there were 374 pension funds offered to the public. As of November 2022, the total net asset value of these funds increased to TL 404.6 billion from approximately TL 237 billion in November 2021.

In January 2023 President Recep Tayyip Erdogan announced that the mandatory minimum retirement age (previously age 58 for women and age 60 for men) would be abolished.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In February 2023, the trade balance posted a deficit of U.S.$12.079 billion, with a 51.4% increase compared with February 2022. In February 2023, total goods imported (c.i.f.), including gold imports, increased by 10.1% to U.S.$30.714 billion, as compared to approximately U.S.$27.885 billion during the same period in 2022. In February 2023, the import of capital goods, which are used in the production of physical capital, increased by 30.9% over the same period in 2022; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 2.7% over the same period in 2022; and the import of consumption goods increased by 64.3% over the same period in 2022. In February 2023, total goods exported (f.o.b.), decreased by 6.4% to U.S.$18.635 billion, as compared to approximately U.S.$19.904 billion during the same period of 2022. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$253 million in January 2023. The following table summarizes the balance of payments of Türkiye for the period indicated:

January 2023
in millions of U.S. Dollars
CURRENT ACCOUNT	-9,849
Trade Balance	-12,431
Goods Exports	19,367
Goods Imports	31,798
Services	-9,267
Primary Income	-9,648
Secondary Income	-201
CAPITAL ACCOUNT	-15

January 2023
in millions of U.S. Dollars
FINANCIAL ACCOUNT	-642
Direct Investment (net)	-223
Portfolio Investment (net)	-490
Assets	637
Liabilities	1,127
Other Investment (net)	71
Assets	3,827
Liabilities	3,756
RESERVE ASSETS	-9,341
NET ERRORS AND OMISSIONS	-119

Source: CBRT

In January 2023, the volume of crude oil imports decreased by 13.56% compared to January 2022. In January 2023, natural gas imports decreased by 9.79% to 6,048.23 million cubic meters compared to 6,704.88 million cubic meters in January 2022. In January 2023, liquefied petroleum gas imports increased by 124.92% to 336,655.053 tons compared to 149,680.854 tons in January 2022.

As of February 2023, total gross international reserves were U.S.$117,406 million (compared to U.S.$110,503 million as of February 2022). As of February 2023, gold reserves were U.S.$48,661 million (compared to U.S.$41,703 million as of February 2022) and the CBRT gross foreign exchange reserves were U.S.$61,290 million as of February 2023 (compared to U.S.$60,961 million as of February 2022).

As of February 2023, the CBRT reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the CBRT, to be approximately U.S.$52,048 million (compared to approximately U.S.$53,721 million as of February 2022). As of February 2023, the CBRT reported foreign currency loans, securities and deposits to be approximately U.S.$34,278 million (compared to approximately U.S.$22,095 million as of February 2022).

As of March 31, 2023, the CBRT held approximately TL 93.39 billion in public sector deposits.

MONETARY POLICY

The inflation target for 2023 is 5%, with a 2% uncertainty band in both directions.

On March 31, 2023, the CBRT foreign exchange buying rate for U.S. Dollars was TL 19.1532 per U.S. Dollar.

The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2022**
Turkish Lira per U.S. Dollar	18.70
Turkish Lira per euro	19.93
Turkish Lira per 100 Japanese Yen	14.13
Turkish Lira per Currency Basket*	19.32

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 30, 2022.

Source: CBRT

On January 19, 2022, the CBRT announced the establishment of a Bilateral Currency Swap Agreement with the Central Bank of the United Arab Emirates between the UAE Dirham (AED) and the Turkish lira in the nominal size of mutually AED 18 billion and TL 64 billion. The CBRT also added that the agreement will stand for a period of three years, with the possibility of an extension through mutual agreement.

On January 20, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On January 27, 2022, the CBRT released the first inflation report of the year which stated its inflation forecasts as 23.2% and 8.2% for year-end 2022 and 2023, respectively. The CBRT stated in the report that the monetary policy stance will be decided with a focus on evaluating the sources of the risks to inflation, their permanency and how they can be controlled by monetary policy, with an ultimate goal of long-term price stability. The CBRT also stated that the deflation process is expected to start on the back of measures taken for sustainable price and financial stability along with the decline in inflation owing to the base effect.

On February 1, 2022, CBRT published the “Communique on Deposit and Participation Accounts Scheme for non-Resident Turkish Citizens (YUVAM)” numbered 2022/7 for the purpose of allowing Turkish citizens who are not resident in Türkiye to open FX Protected TL accounts in domestic banks. With an amendment on March 22, 2022, the CBRT determined those who could benefit from the YUVAM mechanism as non-resident persons and the companies the fund holders of which are non-resident persons and the legal residence of which is outside Türkiye. According to this Communique and the Implementation Instructions for the Communique prepared by the CBRT; if non-resident persons or their companies established abroad convert their U.S. Dollar/EUR/GBP deposit or participation accounts in domestic banks into Turkish Lira denominated YUVAM accounts, they can benefit from the foreign currency protection mechanism same as that in FX Protected TL Depository Communique. Eligible non-resident persons and their companies can participate in this deposit scheme with maturity options of 3 months, 6 months, 1 year and 2 years. In the event that the relevant foreign currency rate at the end of the given maturity is higher than the initial conversion rate, and such difference exceeds the accrued interest or profit share, CBRT will reimburse the depositing person via relevant deposit or participation bank. The accounts opened within the scope of YUVAM mechanism may be renewed at the end of their maturity. The renewed accounts continue to benefit from the support, with a chosen term, for an amount up to the foreign currency equivalent of TL balance at the end of the maturity as converted at the exchange rate at maturity.

On February 17, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On March 1, 2022, the CBRT made some amendments in the “Implementation Instructions for Advance Loans Against Investment Commitment”. In this respect, it was stipulated that all contracts and pricing that the firms using advance loans against investment commitment would conduct with residents regarding the relevant investment should be in Turkish lira only. It was also stipulated that firms using the credits should make the domestic pricing and sale of the goods, produced via the relevant investment, in Turkish lira only. In addition, a facility was introduced allowing for the use of credits at a fixed interest rate only and with a maximum total interest rate reduction of 500 basis points over the policy rate depending on some commitments. On April 20, 2022, the CBRT made further amendments in the Implementation Instructions for Advance Loans Against Investment Commitment. In this respect, tourism firms were also provided with the facility to use advance loans against investment commitment at an interest rate with reductions of up to 500 basis points in total over the policy rate, against a commitment to generate FX-earning services revenues, invest in tourism development regions, use domestic input, and receive external financing of at least 20%. The total credit limit was increased to TL 150 billion, TL 50 billion of which was allocated to advance loans against investment commitment to be used by firms operating in the tourism sector. A limit of TL 250 million was allocated to firms with an SME status, and TL 1.5 billion to other firms.

On March 17, 2022 and April 14, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On April 15, 2022, with an amendment to the CBRT’s Export Circular, the obligation of exporters to sell their FX earnings to the CBRT was raised from 25% to 40%.

On April 18, 2022, with an amendment to the CBRT Regulation regarding “Invisible Balances”, it was stipulated that in case FX proceeds from FX earning services/ operations are sold to banks, at least 40% of this amount should be sold to the CBRT.

On April 23, 2022, in line with its main objective of price stability and in the scope of efforts towards supporting financial stability and encouraging liraization, the CBRT announced that it had strengthened its macroprudential policy toolkit and had revised the reserve requirement regulation. In this context, banks’ and financing companies’ TL-denominated commercial cash loans will be subject to reserve requirements, excluding some loans. Accordingly, commercial loans, which have been extended in four-week periods since April 1, 2022, will be subject to a reserve requirement of 10% of the said loans during the maintenance periods of four weeks. For banks with a loan growth rate above 20% by May 31, 2022 compared to December 31, 2021, the difference between their outstanding loan balances on March 31, 2022 and December 31, 2021 will be subject to reserve requirements of 20% of this difference, for a period of 6 months. Moreover, the CBRT decided to differentiate FX deposit/participation fund reserve requirement ratios according to the conversion rate of real person’s FX accounts to TRY accounts. In this respect, based on said conversion rate, the CBRT decided to implement an additional reserve requirement of (i) 500 basis points for banks with a conversion rate below 5%, and (ii) 300 basis points for banks with a conversion rate between 5% and 10%, to be effective from the calculation date of May 27, 2022 with the maintenance period starting on June 10, 2022. In addition, reserve requirement ratios of financing companies, which were 0%, were set at the same level as banks, and their liabilities to domestic banks were included in the scope of reserve requirements, to be effective from the calculation date of April 29, 2022, with the maintenance period starting on May 13, 2022.

On April 28, 2022, the CBRT released the second inflation report of the year, which stated its inflation forecasts as 42.8%, 12.9% and 8.3% for year-end 2022, 2023 and 2024, respectively. The CBRT stated in the report that one of the essential elements of its policy review process was the liraization strategy, which is grounded in the construction of the financial system through Turkish lira instruments. The CBRT expects the liraization to support monetary policy instruments in the medium and long term in the fight against inflation through three channels. According to the report, the first channel will be to encourage TL savings with FX Protected Deposits and similar instruments, ensuring that their returns are not lower than those of alternative instruments. The second channel is the gradual management of the transition to TL instruments for the CBRT liquidity and provisioning operations. In this framework, the prioritization of Turkish lira collateral and instruments in accessing the TL, and in particular the reduction of the share of currency swap transactions in total funding have been targeted. Thirdly, to secure permanent gains in disinflation by improving production capacity, the report states that it is important to meet the funding needs of sectors that support the sustainable improvement of the current account balance and engage in foreign exchange earning activities at appropriate maturities in TL terms.

On May 26, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On June 10, 2022, the CBRT published the “Communique on Amending the Communique on Reserve Requirements (numbered 2013/15)” numbered 2022/19 for the purpose of increasing the reserve requirement ratio for Turkish lira-denominated commercial cash loans from 10% to 20% with a view to supporting financial stability and published the “Communique on Maintenance of Turkish Lira-Denominated Securities for Foreign Currency Liabilities” numbered 2022/20 which requires banks to maintain additional Turkish lira long-term fixed-rate securities for foreign currency deposits/participation funds as of July 29, 2022 as a complementary step to the action increasing the weight of the Turkish lira fixed-rate securities in the collateral pool that would become effective on June 24, 2022 in the context of the announcement about the collateral and liquidity policy actions at the last Monetary Policy Committee meeting Furthermore, with the communiques numbered 2022/24, 2022/25, 2022/30 and 2023/4, the reserve requirement ratio for the assets subject to reserve requirement, owned by banks and financial institutions were distinguished. Accordingly, reserve requirement for such assets is 0% for banks and 20% for financial institutions. Further, the reserve requirements for Turkish lira denominated deposit funds and participation funds with maturity over 3 months is decreased to 0%. Turkish lira denominated securities issued by development and investment banks with a maturity longer than one are subject to reserve requirement at 0%.

On June 13, 2022, the Implementation Instructions for Rediscount Credits for Export and Foreign Exchange Earning Services were revised. Accordingly; the maximum maturity was set at 360 days for Turkish lira rediscount credits and 720 days for the defense industry; interest rates for Turkish lira rediscount credits were set to be 300 basis points, 200 basis points, and 100 basis points below the policy rate for maturities of 0-90 days, 91-180 days, and 181-720 days, respectively; in addition to the existing condition for access to TRY rediscount credits (stipulating that 40% of export proceeds should be sold to the CBRT), firms should also make a commitment to sell at least 30% of their export proceeds to a bank and firms using TRY rediscount credits should pledge not to buy the sold amount of foreign currency again for a month from the date of the first sale of export proceeds.

On June 23, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On July 4, 2022, the minimum Government Domestic Debt Securities (GDDS) collateral blockage for all swap transactions with the CBRT and the GDDS collateral requirement for Interbank Money Market Operations, that had been changed from 30% to 45% on June 6, 2022, were increased to 50%, effective on July 22, 2022 and the collateral discount rates, that had been changed from 15% to 30% on June 6, 2022, were increased to 50% for indexed securities as well as FX-denominated and gold-backed assets subject to collateral with an amendment to the Implementation Instructions for Turkish Lira Operations and the Implementation Instructions for FX Markets also effective on July 22, 2022.

On July 21, 2022, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 14%.

On July 28, 2022, the CBRT released the third inflation report of the year, which stated its inflation forecasts as 60.4%, 19.2% and 8.8% for year-end 2022, 2023 and 2024, respectively.

On August 18, 2022, the Monetary Policy Committee decided to decrease the policy rate (one-week repo auction rate) from 14% to 13%. In the summary of the Monetary Policy Committee Meeting published on August 25, 2022, it was stated that annual consumer inflation decreased in energy whereas it went up in other groups, with core goods and services having a significant impact on the rise in inflation. The Committee expects the disinflation process to start on the back of measures taken and decisively implemented for strengthening sustainable price and financial stability along with the resolution of the ongoing regional conflict. It is important that financial conditions remain supportive to preserve the growth momentum in industrial production and the positive trend in employment in a period of increasing uncertainties regarding global growth as well as escalating geopolitical risk. Accordingly, the Committee decided to reduce the policy rate by 100 basis points, and has assessed that the updated level of policy rate is adequate under the current outlook.

On August 20, 2022, the CBRT announced the following decisions for loans subject to the reserve requirement practice it had stated in its press release of April 23, 2022: (i) the reserve requirement maintenance being applied at a ratio of 20% was replaced by maintenance of securities at 30% for banks to enhance the efficiency of the practice, (ii) securities equaling the loan amount exceeding the loan growth rate of 10% as of December 30,

2022 compared to July 29, 2022 will be maintained for a period of one year, (iii) in case the types of loans that are excluded are not extended against expenditure, such loans will be subject to the securities maintenance practice. Additionally the CBRT decided that for commercial loans to be extended from August 20, 2022 until the end of 2022, securities will be maintained based on 20% of the loan amount to be extended at an annual compound interest rate 1.4 times higher than the CBRT-released annual compound reference rate, and 90% of the loan amount to be extended at an annual compound interest rate 1.8 times higher than the CBRT-released annual compound reference rate. On October 18, 2022, CBRT announced that; (i) the security maintenance obligation is increased from 3% to 5%, effective from October 28, 2022, and (ii) general security maintenance rate will be subject to adjustments as if a bank’s ratio of Turkish Lira deposits to total deposits is; (a) less than 50%, then such rate is to be increased to 12%, or (ii) greater than or equal to 50% but less than 60%, then such rate is to be increased to 7%, effective from December 30, 2022. On December 31, 2022, CBRT announced that; (i) other financial institutions that are deemed so by the CBRT will be subject to such rules and (ii) above described rule on maintenance of securities based on the CBRT-release annual compound reference rate and effective interest rate should continue on the interest rate multiplier benchmarks to be announced by the CBRT. On January 7, 2023, the CBRT announced its intention to further amend rules on the maintenance of securities, and adjusted the rules it announced on October 18, 2022, effective from February 24, 2023, the general rate is increased to 10%; however, if a bank’s ratio of Turkish Lira deposits to total deposits is: (i) less than 50%, then such rate is to be increased to 17%, (ii) greater than or equal to 50% but less than 60%, then such rate is to be increased to 12%, (iii) greater than or equal to 60% but less than 70%, then such rate is to be decreased to 5%, and (iv) greater than or equal to 70%, then such rate is to be decreased to 3%.

On September 22, 2022, the Monetary Policy Committee decided to decrease the policy rate (one-week repo auction rate) from 13% to 12%.

On October 20, 2022, the Monetary Policy Committee decided to decrease the policy rate (one-week repo auction rate) from 12% to 10.5%. In the summary of the Monetary Policy Committee Meeting published on October 27, 2022, it was stated that it was critically important that financial conditions remain supportive to preserve the growth momentum in industrial production and the positive trend in employment in a period of increasing uncertainty regarding global growth as well as further escalation of geopolitical risks. Accordingly, the Monetary Policy Committee decided to reduce the policy rate by 150 basis points. According to the summary of the meeting, the Committee evaluated taking a similar step in the following meeting that will take place on November 24, 2022, and ending the rate cut cycle.

On October 27, 2022, the CBRT released the fourth inflation report of the year, which stated its inflation forecasts as 65.2%, 22.3% and 8.8% for year-end 2022, 2023 and 2024, respectively. In the report, the CBRT said that it had decided to reduce the policy rate by a total of 350 basis points in August, September and October considering that financial conditions should be supportive to preserve the growth momentum in industrial production and the positive trend in employment in a period of increasing global uncertainties.

On November 24, 2022, the Monetary Policy Committee decided to decrease the policy rate (one-week repo auction rate) from 10.5% to 9%. In the summary of the Monetary Policy Committee Meeting published on December 1, 2022, it was stated that the Committee assessed the financing costs of companies’ production-oriented activities which should be set at reasonable levels in order to minimize the probable effects of aforementioned global uncertainties and risks on investment and production capacity via a proactive approach, thereby maintaining the supply continuity and the current surplus capacity. Accordingly, the Committee decided to reduce the policy rate by 150 basis points. Considering the increasing risks regarding global demand, the Committee determined that the then-current policy rate was adequate and decided to end the rate cut cycle that started in August.

As of February 2023, the CBRT’s international reserve level was approximately U.S.$117.4 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The CBRT aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the CBRT has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, export rediscount credit foreign exchange repayments.

On December 22, 2022, Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) at 9%. In the summary of the Monetary Policy Committee Meeting published on December 29, 2022, it was stated that it is critically important that financial conditions remain supportive for the sustainability of structural gains in supply and investment capacity by preserving the growth momentum in industrial production and the positive trend in employment in a period of increasing uncertainties regarding global growth as well as further escalation of geopolitical risks. Accordingly, the Committee decided to keep the policy rate unchanged at that time. Considering the increasing risks regarding global demand, the Committee evaluated that the current policy rate is adequate. To create an institutional basis for sustainable price stability, the comprehensive review of the policy framework continues with the aim of encouraging permanent and strengthened liraization in all policy tools of the CBRT. The focus of this process will be on developing policy instruments to support the improvement of Turkish lira deposits, to increase Turkish lira-denominated assets in the collateral structure of OMO funding, to gradually reduce the volume of swaps, and to strengthen foreign exchange reserves.

On December 30, 2022, the CBRT published “Monetary Policy and Liraization Strategy for 2023”. According to the published document, policies to be implemented under the Liraization Strategy will continue to be used in a strengthened manner to permanently increase the weight of the Turkish lira (TL) in both assets and liabilities of the banking system. Accordingly, the liraization target in deposits is set at 60% for the first half of 2023. Conditions for banks’ use of funding, collateral and credit channels will be calibrated in line with the liraization targets. It also included the first payment transactions on the Digital Turkish Lira Network which were executed successfully. In 2023, the CBRT expects to expand the Digital Turkish Lira Collaboration Platform to involve selected banks and financial technology companies, and will unveil advanced phases of the pilot study with extensive participation. In TL liquidity management, the share of funding via OMO is intended to be gradually increased, and OMO will be the main component of the funding channel. The CBRT’s main policy instrument will remain the one-week repo auction rate. The floating exchange rate regime will continue, and exchange rates will be determined under free market conditions according to supply and demand. Recent swap agreements signed with other central banks are intended to encourage bilateral trade through a swap-financed trade settlement facility and financial cooperation for the economic development of the respective countries.

On December 31, 2022, the CBRT issued a press release on “Macroprudential Measures” which details certain changes made in the securities maintenance and reserve requirement practices. In addition to banks, other financial institutions have also been included in the scope of the securities maintenance regulation, and at the first phase, factoring companies have been required to maintain securities according to the interest rate they apply to Turkish lira-denominated factoring receivables. The period of the implementations that stipulate banks to maintain securities according to loan interest rate and loan growth rate has been extended until December 29, 2023. The scope of assets and liabilities of banks subject to the securities maintenance practice was expanded to cover funds obtained from FX-denominated repo transactions with domestic real persons and the real sector, transactions to derecognize FX liabilities subject to the securities maintenance via engaging in financial derivative transactions with FX funders, and securities issued by the real sector and the features of which are determined by CBRT. The securities maintenance practice introduced will ensure a balanced course in FX loans in line with the decline in foreign currency funding items. The facilities of maintaining gold for Turkish lira reserve requirements were terminated as of June 23, 2023.

On January 7, 2023, the CBRT issued an additional press release covering “Macroprudential Measures”, stating that as a result of the Liraization Strategy implemented by the Central Bank, banks in general have reached the 50% liraization target in deposits announced for 2022. In its Monetary Policy and Liraization Strategy for 2023, the CBRT shared with the public that the liraization target in deposits for the first half of 2023 was set at 60%. Accordingly, the following changes were made to the securities maintenance practice effective from February 24, 2023. First, the securities maintenance ratio has been raised to 10% from 5%. Second, banks that exceed the 60% Turkish lira share target in real and legal person deposits will be subject to a discounted securities maintenance ratio. The banks for which the lower of these shares for real and legal person is: between 60% and 70% (inclusive), will receive a 5-point discount, and those with shares above 70% will receive a 7-point discount on the securities maintenance ratio. The previously determined additional ratios will continue to apply to banks with Turkish lira shares below the 60% target by adding them to the securities maintenance ratio.

On January 15, 2023, the CBRT issued an additional press release covering “Macroprudential Measures”. In this release, the CBRT pointed to its statements from its Monetary Policy and Liraization Strategy for 2023 document that policies to be implemented under the Liraization strategy would continue to be used in a strengthened manner to permanently increase the weight of the Turkish lira in both assets and liabilities of the banking system. The Bank announced further steps would be taken to invigorate the attraction of TL deposits. In this context, to encourage maturity extension of TL deposits, the CBRT has decided to set reserve requirement ratios for TL deposit accounts with maturities longer than three months at zero percent. The CBRT has decided to set reserve requirement ratios at zero percent for the increase in FX liabilities with maturities longer than 6 months provided directly from abroad until the end of 2023. These changes became effective from the calculation date of January 20, 2023 with the maintenance period starting on February 3, 2023.

On January 26, 2023, the CBRT issued a press release entitled “Supporting Conversion of Firms’ Foreign Exchange Obtained From Abroad Into Turkish Liras” which states that as part of its Monetary Policy and Liraization Strategy for 2023, the CBRT has decided to provide support for the conversion of firms’ FX obtained from abroad into Turkish liras to support liraization in commercial activities. Accordingly, when selling their FX obtained from abroad to the CBRT, firms will be provided with FX conversion support corresponding to 2% of the amount converted into Turkish liras commitment that they will not purchase foreign exchange, more than they sold to CBRT, during the term to be determined by CBRT. After firms sell at least 40% of the FX they have brought into the country from abroad to the CBRT, they will be able to deposit the remaining part of the FX they brought from abroad into FX-protected conversion accounts, and in return for their commitment, firms will be provided with a FX conversion support of 2% of the amount converted into Turkish liras. Banks will be in charge of confirming that the FX sold to the CBRT and FX to be converted into Turkish lira deposit and participation accounts have been obtained from abroad.

On January 26, 2023, the CBRT released the first inflation report of the year. According to the report, inflation is projected to be 22.3% at the end of 2023 and sustain the downward trend by falling to 8.8% at the end of 2024 and to 5% at the end of 2025.

On January 19, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 9%.

On February 23, 2023, the Monetary Policy Committee (MPC) announced that it decided to reduce the policy rate (one-week repo auction rate) from 9% to 8.5%. In the summary of the Monetary Policy Committee Meeting published on March 2, 2023, it was stated that in formulating the monetary policy towards achieving the sustainable price stability objective, a liraization-oriented approach will be maintained that also addresses risks to financial stability. The CBRT will implement its Liraization strategy in order to create an institutional basis for permanent and sustainable price stability. The Committee will continue to take its decisions in a transparent, predictable and data driven framework.

On March 23, 2023, the Monetary Policy Committee decided to keep the policy rate (one-week repo auction rate) constant at 8.5%. In the summary of the Monetary Policy Committee Meeting published on March 30, 2023, it was stated that it has become even more important to keep financial conditions supportive to preserve the growth momentum in industrial production and the positive trend in employment after the earthquake. Accordingly, the Monetary Policy Committee has decided to keep the policy rate unchanged. The Monetary Policy Committee assessed that the current monetary policy stance is adequate to support the necessary recovery in the aftermath of the earthquakes by maintaining price stability and financial stability. According to the meeting summary, the effects of the earthquakes in the first half of 2023 will be closely monitored.

According to Presidential Decree No. 7016, dated March 31, 2023, the maximum interest rate limit for domestic individual’s FX-protected TRY deposits was removed. The Presidential Decree also said that the interest rate offered to the deposits would not be below the current policy rate of the CBRT.

On April 1, 2023, the CBRT published the “Communique on Amending the Communique on Supporting the Conversion to TRY Deposits (numbered 2021/14)” numbered 2023/7 which allows resident legal persons to convert their FX deposit accounts, which were held at banks at any date between December 31, 2021 and December 31, 2023, into TRY deposits.

On April 27, 2023, the Monetary Policy Committee will hold the next monetary policy meeting. The decision of the Monetary Policy Committee and a brief rationale will be announced on the CBRT website immediately after the meeting.

BANKING SYSTEM

The banking system in the Republic had a capital adequacy ratio of 17.15% and a relatively low non-performing loan ratio of 1.93% as of February 2023.

As of February 2023, the loan to deposit ratio and return on average assets of the banking sector were 87.64% and 0.44%, respectively.

As of April 3, 2023, the reserve requirement ratios (RRRs) for Turkish Lira deposits/participation accounts were between 3.0% and 8.0% depending on maturity. Furthermore, as of that date, RRRs were 8.0% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including 1 and 3 months). On November 27, 2020, the CBRT announced that the same reserve requirement ratios and remuneration rates will be applied to all banks. On April 15, 2022, the remuneration rate applicable to Turkish lira reserve requirements was set at 0%, and the implementation regarding the payment of additional remuneration for Turkish lira reserve requirements depending on the conversion of resident real persons’ accounts was terminated. On June 30, 2022, the commission rate applied to reserve requirements that banks maintain at required reserve and FX notice deposit accounts for their FX deposit/participation fund liabilities was increased from 1.5% to 5%.

According to the decision taken by the Banking Regulatory and Supervision Agency (BRSA) on January 13, 2022, Deutsche Bank A.Ş. was authorized to provide support/advisory services to the banks and other financial institutions belonging to Deutsche Bank AG group in the following areas: convening the parties, preparation, monitoring, reporting and transmission of all kinds of information and documents related to foreign financing opportunities and transactions, and providing operational support such as giving reference prices for the transaction, providing communication support on administrative and operational issues, local legislation, compliance, tax and legal issues, and know-your-customer processes.

With its decision dated April 21, 2022, the BRSA allowed that Hayat Katılım Bankası A.Ş. was established as a digital participation bank. Hayat Katılım Bankası A.Ş. is the first bank who got the establishment license within the frame of the Regulation on the Operation Principles of Digital Banks and Service Model Banking prepared by the BRSA and entered into force on January 1, 2022.

On May 24, 2022, the BRSA amended the Regulation on Procedures and Principles for Classification of Loans and Provisions to be Set Aside. With the amendment, the threshold amount for classification of receivables as non-performing loan in discretion of banks was increased from TL 100 to TL 2,500. The threshold amount will be applied as TL 500 for consumer loans. The amounts in question will be increased in January every year by the rate of increase in the annual producer price index announced by the TURKSTAT.

According to the decisions taken by BRSA dated June 24, 2022 and October 21, 2022, if: (i) a company (other than a bank or a financial institution) is subject to independent audit; and (ii) it holds FX cash assets (including gold, effective FX currency, and FX denominated securities but excluding FX denominated securities issued by the Republic) in an amount exceeding: (A) the cash equivalent of TL 10 million; and (B) 5% of the greater amount of the total assets of the company or the company’s net sales revenue for the last year; such company will be subject to TL credit restrictions. Companies’ foreign subsidiaries and affiliates will not be included in calculation of threshold amount. These restrictions will also apply to credits extended by factoring and leasing companies. Companies that are not allowed to borrow foreign currency credit due to the legislation and that have a foreign currency net position deficit within three consecutive months following the date of the credit application will be exempted. However, aforementioned companies’ deficit position must be determined and their financial statements must be prepared by authorized independent audit firms or by certified public accountants.

With its decision dated July 7, 2022, the BRSA allowed Kasa Katılım Bankası A.Ş. to be established as a digital participation bank with TL 1,500,000,000 share capital.

With its decision dated August 4, 2022, the BRSA allowed T.O.M. Katılım Bankası A.Ş. to be established as a digital participation bank with TL 1,500,000,000 share capital.

With its decision dated September 28, 2022, the BRSA allowed FUPS Bank A.Ş. to be established as a digital deposit bank.

With its decision dated October 12, 2022, the BRSA allowed Q Yatırım Bankası A.Ş. to be established as an investment bank.

With its decision dated December 15, 2022, Inveo Yatırım Bankası A.Ş. obtained an operating license from the BRSA.

According to the Saving Deposit Insurance Fund, Funds Board Resolution dated December 15, 2022, as published in the Official Gazette dated December 22, 2022, and numbered 32051, taking into account the revaluation rate of the Tax Procedure Law for 2023, the amount of insured deposits and participation funds by the Savings Deposit Insurance Fund, which is currently TL 200 thousand, has been determined as TL 400 thousand, to be effective from the beginning of the 2023 calendar year.

With its decision dated December 29, 2022, Şeker Finansman A.Ş.’s operating license was revoked by Banking Regulatory and Supervision Agency upon its own request.

With its decision dated December 29, 2022, TT Finansman A.Ş. obtained operating license from the Banking Regulatory and Supervision Agency.

Following the earthquakes that happened on February 6, 2023, the BRSA took new decisions, in order to reduce the negative effects of the disaster. Accordingly;

•	Pursuant to the BRSA Decision dated February 7, 2023, numbered 10503:

•

The maturities of the new loans to be provided to the persons residing in the affected regions or restructurings for the same customers, can be determined by the banks without limitations set out in the Regulation on Loan Transactions of Banks and relevant BRSA decisions. Same rule applies to the financial lease, factoring and financing companies.

•	For the credit card transactions on sales of goods and services in the affected regions, credit card instalment terms as determined by the BRSA, shall be doubled.

•	Pursuant to the BRSA Decision dated February 10, 2023, numbered 10507:

•

The minimum payment amount was determined as 20% of the term debt, without being associated with any limit. The issue regarding the use of cash, the closing and cancellation of the credit cards for which the minimum amount has not been paid until the debt is fully paid were left to the discretion of the banks. Banks were allowed to define grace periods by not demanding their receivables, including the minimum amount, during the postponement of their card debts.

•	The total limit of credit cards that can be obtained by real persons in case the monthly or annual average income level cannot be determined has been increased from TL 2000 to TL 5000.

•

In case the principal and interest payments of consumer and vehicle loans extended by banks, financial leasing, factoring and financing companies are postponed upon the request of customers, it was decided not to consider the postponement period within the maturity limits determined in the relevant legislation.

•

Upon the request of the customers, the principal and interest payments will be postponed for a minimum of 6 months, and the customer’s request will not be sought if the postponement is made without demanding interest/profit share.

•	Pursuant to the BRSA Decision dated February 14, 2023, numbered 10508:

•

Publicly traded banks’ repurchase of their own shares on the Borsa İstanbul A.Ş. Equity Market after February 6, 2023, will not to be taken into account as a discount item from the core capital in the application of subparagraph (a1) of the fourth paragraph of Article 9 of the Regulation on Banks’ Equity, and will not to be included in the calculation of the amount subject to credit risk and amount subject to market risk in the application of the Regulation on Measurement and Evaluation of Capital Adequacy of Banks.

•	Pursuant to the BRSA Decision dated February 23, 2023, numbered 10524:

•

The BRSA Decision dated February 7, 2023, numbered 10503, the BRSA Decision dated February 10, 2023, numbered 10507 and the BRSA Decision dated February 14, 2023, numbered 10508 shall be applied in the areas that are designated as “Disaster Area Affecting General Life” pursuant to the “Regulation on the Fundamental Rules Regarding the Effectiveness of Disasters in General Life”.

Until January 1, 2024, high risk weighs in relation to; (i) customer credit cards and customer loans for individuals affected from the earthquake within the scope of the BRSA decision dated July 1, 2021 and (ii) commercial cash loans within the scope the BRSA decisions dated April 28, 2022 and October 21, 2022 shall not apply for those provided to clients affected from the earthquake, after February 6, 2023.

On February 24, 2023, pursuant to article 12/A of “Regulation on Loan Transactions of Banks”, BRSA decided the ratio of the loan amount to the value of the house taken as collateral as follows:

Maximum Loan Amount That Can Be Used for The Purchasing of New Build Housing

Housing Value	Energy Efficiency Class
	A	B	Other
Housing Value ≤ 5 million TL	Value x %90	Value x %85	Value x %80
5 million TL < Housing Value ≤ 10 million TL	Value x %80	Value x %75	Value x %70
10 million TL<Housing Value ≤ 20 million TL	Value x %70	Value x %65	Value x %60
20 million TL< Housing Value	Value x %60	Value x %55	Value x %50

Maximum Loan Amount That Can Be Used for The Purchasing of Second Hand Housing and Mortgage Loans

Housing Value	Energy Efficiency Class
	A	B	Other
Housing Value ≤ 1 million TL	Value x %90	Value x %90	Value x %90
1 million TL < Housing Value ≤ 2 million TL	Value x %70	Value x %65	Value x %60
2 million TL < Housing Value ≤ 5 million TL	Value x %60	Value x %55	Value x %50
5 million TL < Housing Value ≤ 10 million TL	Max. 3 million TL	Max. 2,75 million TL	Max. 2,5 million TL
10 million TL< Housing Value	Value x %0	Value x %0	Value x %0

Also, the loans in which is the scope of the new housing finance program, “My New Home” shall not be subject to this decision.

With its decision dated March 23, 2023, the BRSA allowed Asır Yatırım Bankası A.Ş. to be established as an investment bank.

With its decision dated March 23, 2023, BRSA granted an operating license to Hayat Finans Katılım Bankası A.Ş.

With its decision dated March 23, 2023, the BRSA allowed Ziraat Dinamik Banka A.Ş. to be established as a digital bank.

With its decision dated March 30, 2023, BRSA granted an operating license to T.O.M. Katılım Bankası A.Ş.

On March 29, 2023, Turkish Wealth Fund announced that it had completed capital injections worth TL 111.7 billion into T.C. Ziraat Bankası A.Ş., Türkiye Halk Bankası A.Ş. and Türkiye Vakıflar Bankası T.A.O.

PUBLIC FINANCE AND BUDGET

In 2022, the Central Government consolidated budget expenditures were TL 2.9 trillion (compared to TL 1.6 trillion in 2021), the Central Government consolidated budget revenues were approximately TL 2.8 trillion (compared to TL 1.4 trillion in 2021), the Central Government consolidated budget deficit was approximately TL 139.07 billion (compared to a deficit of approximately TL 201.51 billion in 2021), and the Central Government consolidated budget primary surplus was approximately TL 171.84 billion (compared to a deficit of approximately TL 20.66 billion during the same period of 2021). In February 2023, the Central Government consolidated budget expenditures were TL 389.4 billion (compared to approximately TL 200.8 billion during the same month of 2022), the Central Government consolidated budget revenues were approximately TL 218.8 billion (compared to TL 270.6 billion during the same month of 2022), the Central Government consolidated budget deficit was TL 170.6 billion (compared to a surplus of TL 69.7 billion during the same month of 2022), and the Central Government consolidated budget primary deficit was approximately TL 136.3 billion (compared to a surplus of approximately TL 113.4 billion during the same month of 2022). A Central Government budget deficit to GDP ratio of 3.4% for 2022 and 3.5% for 2023, and 2.5% for 2024 are expected through the 2023-2025 Medium Term Program that was announced on September 4, 2022. At the end of the program period, the ratio of budget deficit to GDP is targeted to be 1.5%.

The following table sets forth the details of the Central Government budget for the periods indicated:

Central Government Budget (million TL)	2021	2022	February 2023
Budget Expenditures	1,603,545	2,941,420	389,388
1-Excluding Interest	1,422,693	2,630,517	355,165
Compensation of Employees	346,279	615,278	84,634
Social Security Contributions	57,380	96,842	13,548
Purchase of Goods and Services	133,455	257,076	22,827
Current Transfers	626,828	1,126,152	193,683
Capital Expenditures	131,282	276,403	17,931
Capital Transfers	25,492	48,822	12,280
Lending	101,978	209,944	10,261
2-Interest	180,852	310,903	34,223
Budget Revenues	1,402,038	2,802,355	218,828
1-General Budget Revenues	1,364,107	2,740,573	206,685
Taxes	1,164,988	2,353,286	179,620
Property Income	55,543	104,675	4,921
Grants and Aids and Special Revenues	11,293	30,859	3,141
Interest, Shares and Fines	122,107	236,810	18,223
Capital Revenues	8,814	12,361	369
Collections from Loans	1,362	2,583	411
2-Special Budget Institutions	28,958	48,936	9,124

Central Government Budget (million TL)	2021	2022	February 2023
3-Regularity & Supervisory Institutions	8,972	12,847	3,020
Budget Balance	-201,507	-139,065	-170,560
Balance Excluding Interest	-20,655	171,838	-136,337

Source: Ministry of Treasury and Finance

According to Presidential Decree No. 4970, dated December 24, 2021, and Presidential Decree No. 5193, dated February 13, 2022, and Presidential Decree No. 5752 dated June 27, 2022, no withholding tax will be applied to the foreign currency protected TL depository accounts and participation accounts. In addition, no withholding tax will be applied to the TL depository accounts and participation accounts opened for foreign exchange funds transferred from abroad by non-resident citizens in the scope of YUVAM mechanism.

According to Presidential Decree No. 5046, dated December 30, 2021, and Presidential Decree No. 5193, dated February 13, 2022 and Presidential Decree No. 5752 dated June 27, 2022, no withholding tax will be applied to TL depository accounts converted from gold deposit accounts, and TL participation accounts converted from gold denominated participation accounts.

On February 12, 2022, the Government announced that the value added tax on basic food products will be decreased from 8% to 1%. The relevant Presidential Decree numbered 5189 was published in the Official Gazette dated February 13, 2022.

According to Presidential Decree No. 6618, dated December 28, 2022, the temporary period of reduced withholding tax levels on Turkish Lira-denominated bank deposits and participation funds opened or renewed since April 4, 2022, which is 0% for maturities more than one year, 3% for maturities up to one year and 5% for maturities up to six months, was extended until June 30, 2023. With the same Presidential Decree, the temporary period of reduced withholding tax levels on income and earnings from bonds and bills issued by banks, lease certificates issued by asset leasing companies for which the fund user is a bank, and investment funds was also extended to until June 30, 2023.

On April 15, 2022, Law No. 7394 on Certain Amendments to the Law on Utilization of Immovable Properties Belonging to the Treasury and Certain Amendments to Value Added Tax Law and to Certain Laws and Statutory Decrees was published in the Official Gazette. Under this law, the corporate income tax rate was increased to 25% for banks, companies within the scope of Law No. 6361 on Financial Leasing, Factoring, Financing, and Saving Financing Companies, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies, and pension companies for the tax period starting from January 1, 2022. This law also introduced a VAT exemption for the goods and service deliveries for construction works within the scope of the investment incentive certificates related to the manufacturing industry and tourism until December 31, 2025. In addition, the required one-year holding period for VAT exemption related to resident or workplace purchases by non-residents was changed to three years.

With the “Law on Amending Tax Procedural Law and Corporation Tax Law” numbered 7352 and published in the Official Gazette dated January 29, 2022, and the “Law on Amending Banking Law, Some Other Laws and Statutory Decree numbered 655” numbered 7407 and published in the Official Gazette dated May 28, 2022, certain tax regulations regarding corporate taxation were made for the legal entities benefiting from the FX Protected TL Depository Communique and Communique on Supporting the Conversion of Gold Deposits to Turkish Lira Depository and Participation Accounts, such benefits are later extended to December 31, 2023 by the Law No. 7420.

On December 16, 2022, Law No. 7427 on the Central Government Budget Law (2023) and its subsidiaries was published in the Official Gazette. Total budget revenue for 2023 is estimated as approximately TL 4.2 trillion, while the budget spending for 2023 is estimated as approximately TL 4.8 trillion.

On December 30, 2022, Income Tax General Communique (Serial Number: 323) was published in the Official Gazette numbered 32059 (bis 2). According to Income Tax General Communique in question, the first bracket of personal income tax was raised to TL 70,000 from TL 32,000, second bracket was raised to TL 150,000 from TL 70,000, third bracket was raised to TL 550,000 from TL 250,000, and fourth bracket was raised to TL 1.9 million from TL 880,000. Türkiye imposes a 15% income tax for first bracket, 20% for second bracket, 27% for third bracket, 35% for fourth bracket and 40% for higher incomes.

Following the earthquakes on February 6, 2023, the Ministry of Treasury and Finance announced on February 7, 2023 and on February 21, 2023, that a state of force majeure has been declared until July 31, 2023 for taxpayers located in the earthquake zone. As of the date of the earthquake, the tax obligations of the taxpayers in the earthquake zone have been postponed until July 31, 2023. The Ministry of Treasury of Finance further announced on February 19, 2023 that for the taxpayers in affected region; (i) motor vehicles tax will benefit from the above postponement, (ii) tax declarations for the first temporary tax period shall not be requested, (iii) tax liabilities can be restructured without interest or penalty up to 24 months term. In addition, all in-kind or cash donations made to aid campaigns initiated by the Presidency can be considered as a discount in the determination of the tax bases of the relevant year.

On February 23, 2023, pursuant to the Law No. 7256 and Law No. 7326, the Presidential Decision on Restructuring of Some Claims (numbered 6831) was published in the Official Gazette. According to the decision, public debt of the people in the earthquake zone for whom a state of force majeure has been declared was restructured.

On March 2, 2023, Communique on Value Added Tax (numbered 70) was published by the Ministry of Treasury and Finance Revenue Administration. According to the Communique, export periods for export-registered deliveries goods were extended in places where the state of Force Majeure was declared due to the earthquakes in February 2023 pursuant to the article 11/1-c of Value Added Tax Law (numbered 3065).

The Law on the Amendment to the Social Security and General Health Insurance Law and the Statutory Decree-Law No. 375 (“Law No. 7438”), which eliminates the age requirement for retirement and offers early retirement to millions of citizens, was published in the Official Gazette dated March 3, 2023.

Law No. 7441 on the Disaster Reconstruction Fund was published in the Official Gazette dated March 21, 2023. The law provides that all cash donations and other aid made to the Disaster Reconstruction Fund are deductible for both individual income tax and corporate income tax purposes.

PRIVATIZATION

The privatization implementations of Türkiye amounted to approximately U.S.$504.2 million in 2022 and approximately U.S.$87.161 million as of April 3, 2023.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$71.39 billion as of April 3, 2023.

DEBT

In February 2023, the average maturity of the Republic’s domestic cash borrowing was 72.6 months, as compared to 52.6 months in February 2022. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 11.03% in February 2023, compared to 17.18% in February 2022.

The total gross outstanding external debt of the Republic was approximately U.S.$459,031 million (at then-current exchange rates) at the end of the fourth quarter of 2022.

The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2022 Q1	2022 Q2	2022 Q3	2022 Q4
GROSS EXTERNAL DEBT	447,134	441,915	439,545	459,031
SHORT-TERM	128,667	133,101	137,572	147,626
Public Sector	24,848	24,846	26,038	28,895
Central Bank	29,812	29,428	31,975	32,790
Private Sector	74,007	78,827	79,559	85,941
LONG-TERM	318,467	308,814	301,973	311,405
Public Sector	158,566	154,679	147,859	157,968
Central Bank	0	0	0	0
Private Sector	159,902	154,134	154,114	153,437

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 31.7% in the fourth quarter of 2022. The Republic also maintains a large cash balance to cover its financing needs. As of March 31, 2023, the Republic’s cash account with the CBRT stood at approximately TL 354.3 billion. As of year-end 2022, it was TL 374.4 billion.

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2023, the Republic’s primary pillars of borrowing strategies are:

•	to borrow mainly in TL and to decrease the share of domestic debt stock denominated in foreign currencies;

•	to borrow in foreign currencies besides the U.S. dollar in international markets for market diversification;

•

to keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	to keep a strong level of cash reserves in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Ministry of Treasury and Finance’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2017	2018	2019	2020	2021	2022		2023
Nominal GDP (in billions of TL)	3,134	3,759	4,312	5,048	7,249	15,007
Real GDP Growth (%)	7.5	3.0	0.8	1.9	11.4	5.6
Seasonally Adjusted Unemployment (%)	10.9	11.0	13.7	13.1	12.0	10.3	**	9.7	***
Consumer Price Index (%)	11.92	20.30	11.84	14.60	36.08	64.27	**	50.51	*****
Domestic Producer Price Index (%)	15.47	33.64	7.36	25.15	79.89	97.72	**	62.45	*****
Current Account Balance (in millions of U.S.$)	-39,555	-20,151	10,796	-31,888	-7,232	-48,726		-9,849	***
Central Government External Debt Stock (in millions of U.S.$)	90,241	91,245	96,443	102,317	109,732	113,650	**	115,891	****
Public Sector Borrowing Requirement/GDP (%)	1.8	2.4	3.3	3.9	2.5	6.4		4.0	*

*	2023-2025 Medium Term Program.
**	As of December 2022.
***	As of January 2023.
****	As of February 2023.
*****	As of March 2023.

Sources: TURKSTAT, CBRT, Ministry of Treasury and Finance

From March 7, 2023 to March 31, 2023, the Istanbul Stock Exchange National 100 Index decreased by 10.57%.